1655 Grant Street, 10th Floor Concord, CA 94520

August 7, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	John Cannarella
Gus Rodriguez

Re:	AssetMark Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 14, 2024
File No. 001-38980

Ladies and Gentlemen:

AssetMark Financial Holdings, Inc. (“AssetMark”, the “Company”, “we”, “us” or “our”) submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by letter dated July 25, 2024 (the “Comment Letter”) relating to the Company's Form 10-K for the fiscal year ended December 31, 2023 filed on March 14, 2024.

In this letter, we have recited the comment from the Staff in bold and italicized type and have followed it with the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis, page 54

1.	We note that in response to prior comment one, concerning the requirement to disclose the extent to which changes in asset-based revenues are attributable to changes in prices and changes in product mix, in addition to changes in volumes (as represented by platform assets), you indicate that no portion of the revenue increase during 2023 was due to higher prices. However, you also refer to the fee rate you charge and state that the industry has experienced downward pressure on fees for several years, although you declined to quantify the effects on asset-based revenues associated with lower fees.

Given that platform assets at the end of 2023 had increased 19.1% compared to the end of the preceding fiscal year, and that the simple average of platform assets for 2023 had increased 8.3% compared to the corresponding figure for 2022, it appears that your discussion and analysis should address the apparent disparity between these increases

1655 Grant Street, 10th Floor Concord, CA 94520

relative to asset-based revenues and clarify the reasons the increase in asset-based revenues was limited to 3.6% in comparison. If weighted-average fees for 2023 were lower than in 2022, the effect on revenues may be quantified as an offset to the increase that would otherwise be attributable to the increase in average platform assets, i.e., if there were no change in fees. We suggest that you tabulate and disclose the weighted-average fee range and weighted average platform assets for each period.

However, if you believe that further disclosures are unnecessary because the effects of changes in prices or product mix were not material in any of the last three fiscal years, or you do not regard information about fees to be of interest to investors, please explain to us your rationale and provide us with the analyses that you performed in formulating that view, including quantification of the effects associated with changes in prices, product mix, and volumes for each period. We reissue prior comment one.

Response: We acknowledge the Staff's comment and respectfully advise the Staff that, in response, we have included in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Quarterly Report on Form 10-Q for the three months ended June 30, 2024, as filed with the Staff on August 6, 2024 (the “Form 10-Q”), the following disclosure (shown in bold):

•	—Components of Results of Operations—Revenue—Asset-Based Revenue (page 29 of the Form 10-Q):

“A majority of our revenue is derived from the fees we charge as a percentage of platform assets. We record this revenue as asset-based revenue. In addition to the value of the assets on our platform, our asset-based revenue varies from period to period based on the mix of investment solutions and services that financial advisers utilize for their clients, as different solutions and services carry different fees. In addition, our asset-based revenue can fluctuate across periods due to changes in the magnitude and volume of negotiated pricing arrangements, which are typically driven by large-volume clients. Asset-based revenue accounted for approximately 80.0% and 78.2% of our total revenue for the three months ended June 30, 2024 and 2023, and approximately 79.4% and 77.6% of our total revenue for the six months ended June 30, 2024 and 2023, respectively. Asset-based revenue increased in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 as a result of higher platform assets.”

•	—Results of Operations—Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023—Asset-Based Revenue (page 34 of the Form 10-Q):

“Asset-based revenue increased by $40.5 million, or 15.1%, from $268.4 million in the six months ended June 30, 2023 to $308.9 million in the six months ended June 30, 2024. This increase was related to increased platform fees and advisory fees of $38.9 million associated with higher platform assets and higher custodial revenue of $1.6 million. The portion of increased asset-based revenue associated with higher platform assets was offset in part by a shift in the mix of investment products used by clients as well as negotiated pricing arrangements with certain large-volume clients.”

To the extent applicable, we will include similar disclosure in our future periodic reports.

We further respectfully advise the Staff that, while our standard fee rates have not increased in the last three fiscal years, an increase in negotiated pricing arrangements and a shift in the mix of investment solutions and services used

1655 Grant Street, 10th Floor Concord, CA 94520

by our financial adviser clients towards lower-fee solutions and services have in the past and we expect will continue to lead to marginal decreases in our asset-based revenue. While the impact of negotiated pricing arrangements and product mix shift on our asset-based revenue in the periods presented was not material, we will appropriately disclose any material impact in future periods as such.

*****

In connection with our response to the Staff's comment, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions or comments regarding this letter to the undersigned at 925-521-2790 or gary.zyla@assetmark.com.

Sincerely,
/s/ Gary Zyla

Gary Zyla
Chief Financial Officer

cc:	Ted Angus
AssetMark Financial Holdings, Inc.

Alan F. Denenberg
Davis Polk & Wardwell LLP